EXHIBIT 4.2

APPOINTMENT OF SUCCESSOR RIGHTS AGENT

KNOW ALL MEN BY THESE PRESENTS, that The Goodyear Tire & Rubber Company, an Ohio corporation (the "Company"), is a party to that certain RIGHTS AGREEMENT, June 4, 1996 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York ("First Chicago") that in accordance with Section 2 of the Rights Agreement, First Chicago was appointed the Rights Agent under the Rights Agreement, to act in such capacity as agent for the Company in accordance with the terms and conditions of the Rights Agreement; that First Chicago has, by written notice to the Company resigned as the Rights Agent under the Rights Agreement effective as of October 31, 2001; and that, in accordance with the provisions of Section 21 of the Rights Agreement, the Company desires to appoint EQUISERVE TRUST COMPANY, N.A. ("EquiServe") as the successor Rights Agent under the Rights Agreement, such appointment to be effective as of the opening of business on November 1, 2001;

NOW, THEREFORE, in accordance with the provisions of Section 21 of the Rights Agreement, the Company does hereby appoint EquiServe as the Rights Agent under the Rights Agreement, effective at the opening of business on November 1, 2001, to act in such capacity as the successor to First Chicago on and after November 1, 2001 and until EquiServe shall resign, be removed or shall otherwise become incapable of acting. The Company does hereby advise and confirm unto EquiServe that, on or before the issuance of Rights Certificate pursuant to the Rights Agreement, the Company shall cause a written notice to be sent to each shareholder of record of the Company, and to every person entitled to receive a Rights Certificate, stating that EquiServe has been appointed by the Company as the successor Rights Agent effective as of the opening of business on November 1, 2001 and that each reference to First Chicago in the form of Right Certificate and in the legend on certificates for shares of the Common Stock shall hereafter be replaced by the following: "EquiServe Trust Company, N.A., successor Rights Agent" or, in the case of existing certificates, the legend shall be amended by adding: "EquiServe Trust Company, N.A., is the successor Rights Agent". The Company also confirms that any and all correspondence, notices, demands, and other written instruments given or made by the Company will be sent by first class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

> EquiServe Trust Company, N.A.
> 525 Washington Blvd.
> Jersey City, New Jersey 07310

IN WITNESS WHEREOF, THE GOODYEAR TIRE & RUBBER COMPANY has caused this Appointment of Successor Rights Agent to be executed by its officers thereunto duly authorized as of this 1st day of November, 2001.

[CORPORATE SEAL]   **THE GOODYEAR TIRE & RUBBER COMPANY**

Attest: /s/ Bertram Bell   By: /s/ Richard J. Kramer

Bertram Bell   Richard J. Kramer,
Assistant Secretary   Vice President Corporate Finance

ACCEPTANCE OF APPOINTMENT AS RIGHTS AGENT

KNOW ALL MEN BY THESE PRESENTS, that EquiServe Trust Company, N.A., ("EquiServe"):

(1) Has received a copy of the Rights Agreement, dated as of June 4, 1996 (the "Rights Agreement") between The Goodyear Tire & Rubber Company (the "Company") and First Chicago Trust Company, N.A. ("First Chicago"), certified as true, correct and complete by the Secretary of the Company; and

(2) Represents that it is a corporation duly organized and doing business under the laws of the United States, in good standing and having its principal office in the State of New Jersey, which is authorized under the laws of the United States to exercise corporate trust powers, is authorized to do business as a trust company in the State of New York with an address of 100 Williams Street, Galleria, New York 10038, and is subject to supervision or examination by Federal authorities and authorities of the States of New Jersey and New York, and has a combined capital and surplus of in excess of $50 million; and, therefore, in accordance with Section 21 of the Rights Agreement, is authorized to act as the Rights Agent thereunder, and

(3) Does hereby accept the appointment by the Company as the Rights Agent under the Rights Agreement, as the successor to First Chicago, effective as of the opening of business on November 1, 2001; and

(4) Does hereby advise the Company that any and all correspondence, notices, demands and other written instruments shall be sufficiently given or made to EquiServe in its capacity as the Rights Agent under the Rights Agreement if sent by first class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

> EquiServe Trust Company, N.A.
> 525 Washington Blvd.
> Jersey City, New Jersey 07310

IN WITNESS WHEREOF, EQUISERVE TRUST COMPANY, N.A. has caused this Acceptance of Appointment as Rights Agent to be duly executed by an officer thereunto duly authorized as of the 1st day of November, 2001.

EQUISERVE TRUST COMPANY, N.A

By: /s/ Thomas A. Ferrari
Senior Vice President

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